Albany		Northern Virginia

Atlanta		Orange County

Brussels	mckennalong.com	Rancho Santa Fe

Denver		San Diego

Los Angeles		San Francisco

Miami		Seoul

New York		Washington, DC

Thomas Wardell		email address
404.527.4990		twardell@mckennalong.com

May 22, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405

Attn:	William H. Thompson, Accounting Branch Chief
Tony Watson

Re:	China Recycling Energy Corporation Form 10-K for Fiscal Year Ended December 31, 2011 File No. 001-34625

Dear Mr. Thompson:

On behalf of our client, China Recycling Energy Corporation (“CREG” or the “Company” and sometimes referred to as “we” or “our”), and pursuant to our phone conferences on April 25, 2013 and May 13, 2013, this firm is filing a response to the SEC Comment Letters, dated December 14, 2012, January 23, 2013, February 7, 2013, March 4, 2013, March 20, 2013, March 28, 2013 and April 17, 2013, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included in this response letter the same caption and paragraph number, as well as the text of the comment, set forth in your April 17, 2013 comment letter followed by our response. In addition, attached to this Response Letter are the following Excel spreadsheets: (i) a summary evidencing the effect of the restatements on our financial statements, (ii) analysis as of fiscal quarter ended June 30, 2010, (iii) analysis as of fiscal quarter ended September 30, 2010, (iv) analysis as of fiscal year ended December 31, 2010, (v) analysis as of fiscal quarter ended March 31, 2011, (vi) analysis as of fiscal quarter ended June 30, 2011, (vii) analysis as of fiscal quarter ended September 30, 2011 and (viii) analysis as of fiscal year ended December 31, 2011 (collectively, the "Restatement Spreadsheets").

Upon learning from you that the SEC has no further comment, the Company will promptly file: (i) Amendment No. 1 to the Company’s Form 10-K for fiscal year ended December 31, 2011 with the SEC (as attached to the Company’s Response Letter, filed January 30, 2013 and further revised as disclosed below) and (ii) with respect to the Shareholders' Equity comment below, Amendments to the Company's Form 10-Q reports for fiscal quarters ended March 31, 2011, June 30, 2011 and September 30, 2011.

United States Securities and Exchange Commission

May 22, 2013

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 50

Note 17: Shareholders’ Equity, page 78

Comment 1.	We reviewed your response to the comment in our letter dated March 28, 2013. We do not believe the guidance in ASC 450 should be applied to subsequently measure the instrument you initially recorded using the guidance in ASC 480. As such, please revise your financial statements to subsequently measure the instrument in accordance with the measurement guidance in ASC 480-10-35.

Response:

Attached please find the aforementioned Restatement Spreadsheets, in Excel for 2010 and 2011, showing the impact on the financial statements of the issuance of the settlement shares to Mr. Dong pursuant to that certain PuCheng Biomass Asset Transfer Agreement in accordance with ASC 480-10-35.

As reflected in the Restatement Spreadsheets, the first gain is recognized in the quarter ending June 30, 2010 and the total gain recognized in 2010 is $2,809,884. The Restatement Spreadsheets also show the impact of the adjustment to the 2011 and 2010 annual and quarterly income statements and balance sheets. The Company proposes to reflect the recognition of the gain by amending only its 2011 periodic reports which will reflect the changes in the 2010 comparative periods as well. All three quarterly reports for 2011 would be amended as well as the 10-K for 2011. The Company believes that amending its reports in this way and including an explanatory note in the reports will be the best manner to communicate to, and appropriately inform, investors and the market.

I will confirm with you shortly whether our response is satisfactory, and, if so, we will file the amendments noted above. If, before that time, you have any further comments or require any further information or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. Jay Shah at (404) 527-4593.

Very truly yours,

/s/ Thomas Wardell, Esq.
Thomas Wardell, Esq.

cc:	David Chong, CFO, China Recycling Energy Corp.
Jeffrey Li, Esq.
Jay V. Shah, Esq.

CREG

shares issued to Mr. Dong - restatements

Worksheet

	Stock price	3.63	3.75	3.13	3.05	2.69	2.02	1.2	1.2
	Balance sheet date, as of	6/29/2010	6/30/2010	9/30/2010	12/31/2010	3/31/2011	6/30/2011	9/30/2011	11/22/2011	12/31/2011

Balance sheet impact to liability - share to be issued	Original	11,780,471	11,780,471	11,780,471	11,780,471	11,780,471	11,780,471	11,780,471	-	-
	Restate - marked to market liability	11,780,471	11,029,410	9,205,881	8,970,587	7,911,763	5,941,176	3,529,411	-	-
	Difference	-	751,061	2,574,590	2,809,884	3,868,708	5,839,295	8,251,060	-	-

	For the period ending		Quarter ending Jun 30, 2010	Quarter ending Sept 30, 2010	Quarter ending Dec 31, 2010	for the year ending Dec 31, 2010	Quarter ending Mar 31, 2011	Quarter ending Jun 30, 2011	Quarter ending Sept 30, 2011	Quarter ending Dec 31, 2011	for the year endind Dec 31, 2011

P&L impact - gain on settlement of Dong's liability	Original	-	-	-	-	-	-	-	-	8,251,060	8,251,060
	Restate	-	751,061	1,823,529	235,294	2,809,884	1,058,823	1,970,588	2,411,764	-	5,441,176
	Difference	-	751,061	1,823,529	235,294	2,809,884	1,058,823	1,970,588	2,411,764	(8,251,060)	(2,809,884)

China Recyclying Energy

Restatement worksheet

As of June 30, 2010

Consolidated Balance Sheet	As previously reported	Net adjustment	Restated
Shares to be issued	11,780,471	(751,061)	11,029,410
Retained earnings	7,393,961	751,061	8,145,022

For the six months ended June 30, 2010

Consolidated Statement of Operations and comprehensive income	As previously reported	Net adjustment	Restated
Changes in fair value of the liability	-	751,061	751,061
Total non-operating income (expense), net	(1,170,583)	751,061	(419,522)
Income before income tax	10,565,294	751,061	11,316,355
Income from operations	7,667,251	751,061	8,418,312
Net income attributable to China recycling Energy Corp	7,180,678	751,061	7,931,739
Basic net earnings per share	0.19	0.01	0.20
Diluted net earnings per share	0.15	0.01	0.16

For the six months ended June 30, 2010

Cash flows from Operating activities	As previously reported	Net adjustment	Restated
Net income	7,667,251	751,061	8,418,312
Adjustments to reconcile income including noncontrolling interest to net cash provided by (used in) operating activities:
Changes in fair value of the liability	-	(751,061)	(751,061)

China Recyclying Energy

Restatement worksheet

As of September 30, 2010

Consolidated Balance Sheet	As previously reported	Net adjustment	Restated
Shares to be issued	12,812,971	(2,574,590)	10,238,381
Retained earnings	9,922,599	2,574,590	12,497,189

For the nine months ended September 30, 2010

Consolidated Statement of Operations and comprehensive income	As previously reported	Net adjustment	Restated
Changes in fair value of the liability	-	2,574,590	2,574,590
Total non-operating income (expense), net	(1,780,580)	2,574,590	794,010
Income before income tax	15,067,783	2,574,590	17,642,373
Income from operations	10,817,221	2,574,590	13,391,811
Net income attributable to China recycling Energy Corp	10,227,402	2,574,590	12,801,992
Basic net earnings per share	0.26	0.07	0.33
Diluted net earnings per share	0.21	0.06	0.27

For the nine months ended September 30, 2010

Cash flows from Operating activities	As previously reported	Net adjustment	Restated
Net income	10,817,221	2,574,590	13,391,811
Adjustments to reconcile income including noncontrolling interest to net cash provided by (used in) operating activities:
Changes in fair value of the liability	-	(2,574,590)	(2,574,590)

China Recyclying Energy

Restatement worksheet

As of December 31, 2010

Consolidated Balance Sheet	As previously reported	Net adjustment	Restated
Shares to be issued	11,780,471	(2,809,884)	8,970,587
Retained earnings	14,812,630	2,809,884	17,622,514

For the year ended December 31, 2010

Consolidated Statement of Operations and comprehensive income	As previously reported	Net adjustment	Restated
Changes in fair value of the liability	-	2,809,884	2,809,884
Total non-operating income (expense), net	(2,675,662)	2,809,884	134,222
Income before income tax	24,692,109	2,809,884	27,501,993
Income from operations	17,826,069	2,809,884	20,635,953
Net income attributable to China recycling Energy Corp	16,032,597	2,809,884	18,842,481
Basic net earnings per share	0.39	0.06	0.45
Diluted net earnings per share	0.31	0.06	0.37

For the year ended December 31, 2010

Cash flows from Operating activities	As previously reported	Net adjustment	Restated
Net income	17,826,069	2,809,884	20,635,953
Adjustments to reconcile income including noncontrolling interest to net cash provided by (used in) operating activities:
Changes in fair value of the liability	-	(2,809,884)	(2,809,884)

China Recyclying Energy

Restatement worksheet

As of March 31, 2011

Consolidated Balance Sheet	As previously reported	Net adjustment	Restated
Shares to be issued	11,780,471	(3,868,708)	7,911,763
Total Noncurrent liability	73,417,554	(3,868,708)	69,548,846
Total liability	101,481,863	(3,868,708)	97,613,155
Retained earnings	18,811,698	3,868,708	22,680,406

For the three months ended March 31, 2011

Consolidated Statement of Operations and comprehensive income	As previously reported	Net adjustment	Restated
Changes in fair value of the liability	-	1,058,823	1,058,823
Total non-operating income (expense), net	304	1,058,823	1,059,127
Income before income tax	6,478,035	1,058,823	7,536,858
Income before noncontrolling interest	5,082,105	1,058,823	6,140,928
Net income attributable to China recycling Energy Corp	4,562,967	1,058,823	5,621,790
Basic net earnings per share	0.12	0.02	0.14
Diluted net earnings per share	0.09	0.02	0.11

For the three months ended March 31, 2011

Cash flows from Operating activities	As previously reported	Net adjustment	Restated
Net income	5,082,105	1,058,823	6,140,928
Adjustments to reconcile income including noncontrolling interest to net cash provided by (used in) operating activities:
Changes in fair value of the liability	-	(1,058,823)	(1,058,823)

China Recyclying Energy

Restatement worksheet

As of June 30, 2011

Consolidated Balance Sheet	As previously reported	Net adjustment	Restated
Shares to be issued	16,780,471	(5,839,296)	10,941,175
Total Noncurrent liability	73,115,306	(5,839,296)	67,276,010
Total liability	97,035,322	(5,839,296)	91,196,026
Retained earnings	22,139,584	5,839,296	27,978,880

For the six months ended June 30, 2011

Consolidated Statement of Operations and comprehensive income	As previously reported	Net adjustment	Restated
Changes in fair value of the liability	-	3,029,411	3,029,411
Total non-operating income (expense), net	536,401	3,029,411	3,565,812
Income before income tax	11,120,897	3,029,411	14,150,308
Income before noncontrolling interest	8,941,266	3,029,411	11,970,677
Net income attributable to China recycling Energy Corp	8,257,968	3,029,411	11,287,379
Basic net earnings per share	0.20	0.08	0.28
Diluted net earnings per share	0.16	0.06	0.22

For the six months ended June 30, 2011

Cash flows from Operating activities	As previously reported	Net adjustment	Restated
Net income	8,941,266	3,029,411	11,970,677
Adjustments to reconcile income including noncontrolling interest to net cash provided by (used in) operating activities:
Changes in fair value of the liability	-	(3,029,411)	(3,029,411)

China Recyclying Energy

Restatement worksheet

As of September 30, 2011

Consolidated Balance Sheet	As previously reported	Net adjustment	Restated
Shares to be issued	11,780,471	(8,251,060)	3,529,411
Total Noncurrent liability	72,767,729	(8,251,060)	64,516,669
Total liability	107,727,016	(8,251,060)	99,475,956
Retained earnings	30,173,358	8,251,060	38,424,418

For the nine months ended September 30, 2011

Consolidated Statement of Operations and comprehensive income	As previously reported	Net adjustment	Restated
Changes in fair value of the liability	-	5,441,176	5,441,176
Total non-operating income (expense), net	1,871,324	5,441,176	7,312,500
Income before income tax	22,053,728	5,441,176	27,494,904
Income before noncontrolling interest	17,684,471	5,441,176	23,125,647
Net income attributable to China recycling Energy Corp	16,913,200	5,441,176	22,354,376
Basic net earnings per share	0.41	0.13	0.54
Diluted net earnings per share	0.33	0.10	0.43

For the nine months ended September 30, 2011

Cash flows from Operating activities	As previously reported	Net adjustment	Restated
Net income	17,684,471	5,441,176	23,125,647
Adjustments to reconcile income including noncontrolling interest to net cash provided by (used in) operating activities:
Changes in fair value of the liability	-	(5,441,176)	(5,441,176)

China Recyclying Energy

Restatement worksheet

As of December 31, 2011

Consolidated Balance Sheet	As previously reported	Net adjustment	Restated
Shares to be issued	-	-	-
Retained earnings	34,414,271	-	34,414,271

For the year ended December 31, 2011

Consolidated Statement of Operations and comprehensive income	As previously reported	Net adjustment	Restated
Changes in fair value of the liability	8,251,060	(2,809,884)	5,441,176
Total non-operating income (expense), net	989,032	(2,809,884)	(1,820,852)
Income before income tax	26,630,985	(2,809,884)	23,821,101
Income before noncontrolling interest	22,398,040	(2,809,884)	19,588,156
Net income attributable to China recycling Energy Corp	21,449,879	(2,809,884)	18,639,995
Basic net earnings per share	0.51	(0.07)	0.44
Diluted net earnings per share	0.39	(0.05)	0.34

For the year ended December 31, 2011

Cash flows from Operating activities	As previously reported	Net adjustment	Restated
Net income	22,398,040	(2,809,884)	19,588,156
Adjustments to reconcile income including noncontrolling interest to net cash provided by (used in) operating activities:
Changes in fair value of the liability	(8,251,060)	2,809,884	(5,441,176)